Exhibit 99.3

N E W S   R E L E A S E

Siyata Mobile Announces Significant Strategic Investment in
Canadian Towers & Fiber Optics with a Focus in Latin America

Vancouver, BC – July 2, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk (PTT) over Cellular (PoC) handsets and accessories, today announces that it has committed to an investment in Canadian Towers & Fiber Optics Inc. (“CT&FO”), a Canadian based company that develops, constructs and owns telecommunications infrastructure in the flourishing telecommunication market in Mexico.

CT&FO is focused on tower development in the attractive telecommunication market of Mexico with plans to expand to other Latin America countries through its extensive relationships in the region. Mexico is the second largest market in the $81 billion Latin American telecommunications industry. CT&FO owns and operates the largest dark fiber optic network in Central Mexico, with multinational telecommunications giant Telefonica as its anchor tenant under a 20-year leasing contract. The network serves the area where some of the strongest industrial and fastest growing state economies are located. As the preferred partner for providing coverage to the rural regions of Mexico, the company has 24 towers deployed and the opportunity to develop more than 1,000 additional towers in key markets over the next several years.

Siyata CEO, Marc Seelenfreund, commented, “Our investment in CT&FO provides us with an entrée into Latin America through an established and fast-growing telecommunications partner. Through this partnership, we will have the opportunity to collaborate with a leading cell tower company to develop new business opportunities for our PTT handsets in Central Mexico and across Latin America as CT&FO further expands its business. Latin America represents a massive market opportunity for PTT devices, and we are excited to leverage CT&FO’s leading industry position to further advance our sales efforts.”

Canadian Towers & Fiber Optics Inc., CEO Chris Cooper commented, “We are excited to have Siyata join as an investor. We look forward to working with the Siyata team to grow our telecommunications infrastructure business and to introduce its innovative devices to wireless carriers in Latin America.”

For additional details of this investment, please refer to Siyata’s Form 6-K, which will be filed with the Securities and Exchange Commission.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.